                                                                  EXHIBIT 99(15)

ACOM
ALBRIGHT, STODDARD, WARNICK & ALBRIGHT
Mark Albright, Esq. (NV Bar #1394)
801 S. Rancho Drive
Quail Park Suite D-4
Las Vegas, NV 89106
Tel: (702) 384-7111
Fax: (702) 384-0605
Attorneys for Plaintiffs

                                 DISTRICT COURT

                              CLARK COUNTY, NEVADA

---------------------------------------------x
ERNEST GOTTDIENER, on behalf of himself      :
and all others similarly situated,           : Case No.: A46770
                                             :
                            Plaintiff,       :
                                             :
             -against-                       :
                                             :
WILTEL COMMUNICATIONS GROUP, INC.,           :
JEFF K. STOREY, PATRICK J. COLLINS, IAN      :
M. CUMMING, JOSEPH S. STEINBERG,             :
WILLIAM H. CUNNINGHAM, MICHAEL               :
DIAMENT, ALAN J. HERSCHFIELD, JEFFREY        :
C. KIEL, MICHAEL P. RESSNER and              :
LEUCADIA NATIONAL CORPORATION,               :
                                             :
                            Defendants.      :
                                             :
---------------------------------------------x

               SHAREHOLDERS' FIRST AMENDED CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, for his first amended complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

          1. This is a stockholders' class action on behalf of the public stockholders of WilTel Communications Group, Inc. ("WilTel" or the "Company") to enjoin the proposed acquisition of the publicly owned shares of WilTel's common stock by its controlling shareholder, defendant Leucadia National Corporation ("Leucadia").

                                  THE PARTIES

          2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

          3. Defendant WilTel is a corporation duly organized and existing under the laws of the State of Nevada, with its principal offices located at One Technology Center, Tulsa, OK 74103. WilTel, formerly Williams Communications Group, Inc., delivers voice, data, video, and IP (Internet Protocol) services for worldwide telecommunications carriers, Internet service providers and global media and entertainment companies. The Company offers a network infrastructure that connects 115 network centers in key United States Markets and five continents. As of April 30, 2003, the Company had over 50 million shares outstanding.

          4. Defendant Leucadia is a corporation duly organized and existing under the laws of New York, with its principal executive offices locates at 315 Park Avenue South, New York, NY 10010. Leucadia is a diversified holding company engaged in a variety of businesses, including telecommunications, banking, lending, manufacturing, real estate, winery operations, property and casualty reinsurance and the development of a copper mine. Leucadia, owns approximately 47% of the Company's outstanding common stock.


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

          5. Defendant Jeff K. Storey is and has been at all relevant times President, CEO and a director of the Company.

          6. Defendant Patrick J. Collins is and has been at all relevant times a director of the Company.

          7. Defendant Ian M. Cumming is and has been at all relevant times Chairman of the Board of Directors of the Company. He is also Chairman of the Board of Leucadia.

          8. Defendant Joseph H. Steinberg is and has been at all relevant times a director of the Company. He is also a director of Leucadia.

          9. Defendants William H. Cunningham, Michael Diament, Alan J. Hirschfield, Jeffrey C. Keil, and Michael P. Ressner are and have been at all relevant times directors of the Company.

          10. The defendants named in paragraphs 5 through 9 (the "Individual Defendants") are in a fiduciary relationship with plaintiff and the other public stockholders of WilTel, and owe them the highest obligations of good faith and fair dealing.

          11. Defendant Leucadia, through its approximately 47% ownership of WilTel and having persons affiliated with on WilTel's board, has effective and working control of WilTel. As such, defendant Leucadia is in a fiduciary relationship with plaintiff and the other public stockholders of WilTel and owes them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

          12. Plaintiff brings this action on his own behalf and as a class action on behalf of all WilTel stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          13. This action is properly maintainable as a class action.

          14. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of April 30, 2003, there were approximately 50 million shares of WilTel Common Stock outstanding.

          15. There are questions of law and fact which are common to the Class including, inter alia, the following:

               (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class;

               (b) whether plaintiff and the other members of the Class will be damaged irreparably by defendants' failure to take action designed to obtain the best value for the public shareholders' interest in WilTel.

          16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff will fairly and adequately represent the Class.

          17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

          18. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

          19. On May 15, 2003, it was announced that Leucadia offered to acquire all of the outstanding shares of WilTel, it does not already own, for 0.3565 shares of Leucadia common for each WilTel share owned by the public shareholders ("Initial Offer").

          20. On July 29, 2003, Leucadia announced that it was withdrawing the Initial Offer.

          21. On August 7, 2003, Leucadia announced a revised offer to acquire all of the outstanding shares of WilTel, it does not already own ("Revised Offer"). Pursuant to the Revised Offer, Leucadia offered the WilTel Board the choice of one of the following alternative transactions:

               (a) If WilTel's independent directors agree to let the offer go forward and not oppose the offer, Leucadia would offer 0.3672 of its common shares for each share of WilTel common stock. If Leucadia were to acquire 90% or more of the outstanding WilTel shares, Leucadia would effect a backend merger for the same consideration as offered in the exchange offer. At this exchange ratio, if all of the publicly held WilTel shares are acquired by Leucadia, the former public stockholders of WilTel would own approximately 13.9% of Leucadia's shares; or

               (b) Under the second option, if WilTel agreed to a merger, Leucadia would offer 0.3934 of a Leucadia common share in exchange for each share of WilTel common stock. At this exchange ratio, if all of the publicly held WilTel shares are acquired by Leucadia, the former public stockholders of WilTel would own approximately 14.8% of Leucadia's shares.

          22. Leucadia demanded that the WilTel bid respond to this offer by August 12, 2003, or it would deem the offer declined and it would consider or pursue other methods to acquire the outstanding shares of WilTel it did not already own.

          23. The consideration to be paid to Class members in the Revised Offer is unconscionable, unfair and grossly inadequate because, among other things:
(a) the intrinsic value of WilTel's common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the stock's current trading price and the Company's prospects for future growth and earnings; (b) the consideration per share is inadequate and offers and inadequate premium to the public stockholders of WilTel; and (c) the per share price is not the result of arm's-length negotiations but was fixed arbitrarily by Leucadia to "cap" the market price of WilTel stock, as part of a plan for defendants to obtain complete ownership of WilTel assets and businesses at the lowest possible price.

          24. Leucadia timed its offer to take advantage of the decline in the market price of WilTel's stock. The Revised Offer has the effect of capping the market for WilTel's stock to facilitate Leucadia's plan to obtain the public interest in WilTel as cheaply as possible.

          25. Under the circumstances, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value.

          26. The defendants have breached their duty of loyalty to WilTel stockholders by using their control of WilTel to force plaintiff and the Class to sell their equity interest in WilTel at an unfair price, and deprive WilTel's public shareholders of maximum value to which they are entitled. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of WilTel's public shareholders are properly protected from overreaching. Leucadia has breached its fiduciary duties, which arise from its effective control of WilTel, by using such effective control for its own benefit.

          27. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of WilTel and that possessed by WilTel's public shareholders. The gross unfairness of the terms are further exacerbated by the fact that Leucadia has publicly stated that it has no intent to sell the shares of WilTel that it currently owns to prevent the WilTel Board from shopping the Company to determine the true market value of the Company and to discourage any possible suitors from expressing an interest in the Company or for making a bid for the Company at prices and terms that would we fair, just and reasonable to WilTel public shareholders. Leucadia further set an arbitrary and capricious deadline on the Revised Offer that was inadequate to prevent the WilTel Board from having an adequate opportunity to evaluate the Revised Offer. Defendants' scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

          28. Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

          29. Plaintiff has no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A. declaring this to be a proper class action and certifying Plaintiff as class representative;

          B. enjoining, preliminarily and permanently, the acquisition under the terms presently proposed;

          C. to the extent, if any, that the transaction complained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding, inter alia, rescissory damages to the Class;

          D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

          E. awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          F. granting such other and further relief as the Court deems appropriate.

Dated: August __, 2003                        ALBRIGHT, STODDARD, WARNICK &
                                              PALMER, P.C.


                                              By: \s\ Mark Albright
                                                 -------------------------------
                                                 G. Mark Albright, Esq.
                                                 801 South Rancho Drive
                                                 Quail Park, Building D-4
                                                 Las Vegas, Nevada 89106

OF COUNSEL:

BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
(212) 213-6222

                             CERTIFICATE OF MAILING

     I hereby certify that on this ___ day of August, 2003, I mailed a true and correct copy of the foregoing postage prepaid and addressed to the following:

Kristy Wheeler, Esq.
MORRIS, PICKERING & SANNER
900 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
Attorneys for Defendant
Leucadia National Corporation

Dennis L. Kennedy, Esq.
LIONEL, SAWYER & COLLINS
1700 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
Attorneys for Defendants
WilTel Communications Group
and Jeff K. Storey


                                      ------------------------------------------
                                      An Employee of Albright, Stoddard, Warnick
                                      & Albright

COMP
ALBRIGHT, STODDARD, WARNICK & ALBRIGHT
Mark Albright, Esq. (NV Bar #1394)
801 S. Rancho Drive
Quail Park Suite D-4
Las Vegas, NV 89106
Tel: (702) 384-7111
Fax: (702) 384-0605
Attorneys for Plaintiffs

                                 DISTRICT COURT

                              CLARK COUNTY, NEVADA


--------------------------------------------------------

ERNEST GOTTDIENER, on behalf of himself and all others similarly situated,
                                                           Case No. A467700
                           Plaintiff,

         -against-

JEFFREY K. STOREY, JOSEPH S. STEINBERG, MICHAEL RESSNER,
JEFFREY C. KEIL, ALAN HIRSCHFIELD, MICHAEL DIAMENT,        Arbitration Exemption
WILLIAM H. CUNNINGHAM, IAN M. CUMMING, PATRICK J.          Claimed Class Action
COLLINS and LEUCADIA NATIONAL CORP.,

                           Defendants.
--------------------------------------------------------

                             CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge as follows:

          1. Plaintiff brings this action pursuant to Nevada Rule of Civil Procedure 23 on his own behalf and as a class action on behalf of all persons, other than defendants and those in privity with defendants, who own the common stock of WilTel Communications Group, Inc. ("WilTel" or the "Company").

          2. Plaintiff has been the owner of the common stock of WilTel since prior to the transaction herein complained of and continuously to date.

          3. Defendant WilTel is a corporation duly organized and existing under the laws of the State of Nevada with its principal offices located as One Technology Center, Tulsa, OK 74103. WilTel, formerly Williams Communications Group, Inc., delivers voice, data, video and IP (Internet Protocol) services for worldwide telecommunications carriers, Internet service providers, global media and entertainment companies. The Company offers a network infrastructure that connects 115 network centers in key United States markets and five continents. As of April 30, 2003, the Company had over 50 million shares of its common stock outstanding.

          4. Defendant Jeffrey K. Storey is and has been at all times relevant times President, Chief Executive Officer and a director of the Company.

          5. Defendants Joseph S. Steinberg, Michael Ressner, Jeffrey C. Keil, Alan Hirschfield, Michael Diament, William H. Cummingham, Ian M. Cumming and Patrick J. Collins are and have been at all times relevant hereto directors of the Company.

          6. The individual defendants constitute the Board of Directors of WilTel and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders. Their fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's minority shareholders. Said defendants owe the public shareholders of WilTel the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.

          7. Defendant Leucadia National Corp. ("Leucadia") is a diversified holding company engaged in a variety of businesses, including telecommunications, banking and lending, manufacturing, real estate activities, winery operations, development of a copper mine and property and casualty reinsurance. Leucadia maintains its principal executive offices at 315 Park Avenue South, New York, NY 10010.

                            CLASS ACTION ALLEGATIONS

          8. Plaintiff brings this action on his own behalf and as a class action, pursuant to Nevada Rule of Civil Procedure 23, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          9. This action is properly maintainable as a class action.

         10. The class is so numerous that joinder of all members is impracticable. As of April 30, 2003, there were approximately 50 million shares of WilTel common stock outstanding.

         11. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of WilTel in violation of the laws of the State of Nevada in order to enrich Leucadia at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

          12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent of the class.

          13. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

          14. Defendants have acted in a manner which affects plaintiff and all embers of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                                CLAIM FOR RELIEF

          15. On May 15, 2003, it was announced over Reuters that Leucadia offered to buy the 53 percent of telecommunications cable firm WilTel that it does not already own.

          16. Leucadia currently owns approximately 47% of WilTel's outstanding common shares.

          17. As announced over Business Wire, Leucadia sent a letter to the board of directors of WilTel relating to the proposal to acquire the shares of WilTel common stock that it does not already beneficially own. As stated in the letter:

          Leucadia ... currently beneficially owns approximately 47% of the outstanding shares of common stock of WilTel..., which is just under the 49% authorized under the Stockholders Agreement between Leucadia and WilTel (the "Stockholders Agreement") and WilTel's Articles of Incorporation.

               At the time the Stockholders Agreement was negotiated last year, it was agreed that Leucadia could make a "Permitted Investor Tender Offer" (as defined in the Stockholders Agreement) and that such a transaction would not be initiated prior to October 15, 2004 unless it was approved by a majority of the "Independent Company Directors" (as defined in the Stockholders Agreement) or by the holders of a majority of the WilTel shares not owned by Leucadia. Since that time, it has become clear to Leucadia that it would be in the best interests of both Leucadia and the WilTel stockholders unaffiliated with Leucadia to provide an opportunity for WilTel stockholders to receive Leucadia shares in exchange for their shares of WilTel common stock.

               Accordingly, Leucadia hereby intends to commence a registered exchange offer in which stockholders of WilTel would receive 0.3565 common shares of Leucadia in exchange for each share of WilTel common stock (representing a 30% premium to WilTel's stock price based on the closing price of the common stock of Leucadia

          ($38.65 per share) and WilTel ($10.60 per share) on May 14, 2003). The exchange offer would be structured to qualify as a Permitted Investor Tender Offer, and in particular would have a non-waivable condition that the holders of at least a majority of the shares that are not beneficially owned by Leucadia have tendered and not withdrawn their shares (the "Minimum Condition"). Furthermore, if Leucadia were to acquire 90% or more of the outstanding WilTel shares, Leucadia intends to effect a backend merger at the same terms as offered in the exchange offer (such exchange offer and merger, collectively, the "Proposed Transaction"). If all of the publicly held WilTel shares are acquired by Leucadia, the former stockholders of WilTel would own approximately 13.6% of Leucadia.

          18. The consideration per share to be paid to the class members is unconscionable, unfair and grossly inadequate consideration because, among other things: (a) the intrinsic value of the stock of WilTel is materially in excess of the consideration per share pursuant to the exchange offer, giving due consideration to the possibilities of growth and profitability of WilTel in light of its business, earnings and earnings power, present and future; (b) the consideration per share is inadequate and offers an inadequate premium to the public stockholders of WilTel; and (c) the per share price is not the result of arm's length negotiations but was fixed arbitrarily by Leucadia to "cap" the market price of WilTel stock, as part of a plan for defendants to obtain a complete ownership of WilTel assets and business at the lowest possible price.

          19. The bid serves no legitimate business purpose of WilTel but rather is an attempt by defendants to enable Leucadia to benefit unfairly from the transaction at the expense of WilTel's public shareholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of WilTel and its valuable assets, while permitting Leucadia to reap huge benefits from the transaction.

          20. By reason of the foregoing acts, practices and course of conduct, Leucadia has breached and will breach their duty as controlling stockholder of WilTel by engaging in improper overreaching in attempting to carry out the proposed transaction.

          21. By reason of the foregoing, the individual defendants have violated their fiduciary duties to WilTel and the remaining stockholders of WilTel in the event that they fail to oppose the bid on the terms presently proposed.

          22. Plaintiff and the class have suffered and will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

          23. Plaintiff and the other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

          (A) declaring this action to be a class action and certifying plaintiff as a class representative;

          (B) enjoining, preliminarily and permanently, Leucadia's offer for acquisition of the WilTel stock owned by plaintiff and the other members of the class under the terms presently proposed;

          (C) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, and granting, inter alia, rescissory damages;

          (D) directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          (E) awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          (F) granting plaintiff and the other members of the class such other and further relief as may be just and proper.


                                           BY: \s\ Mark Albright
                                              ----------------------------------
                                              ALBRIGHT, STODDARD,
                                              WARNICK & ALBRIGHT
                                              Mark Albright, Esq. (NV Bar #1394)
                                              801 S. Rancho Drive
                                              Quail Park Suite D-4
                                              Las Vegas, NV 89106
                                              Tel: (702) 384-7111
                                              Fax: (702) 384-0605
                                              Attorneys for Plaintiffs

OF COUNSEL:
BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
(212) 213-6222


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